

Mail Stop 4628

December 18, 2015

Stéfan Descheemacker
Chief Executive Officer
Nomad Foods Limited
Nemours Chambers
Road Town, Tortola, British Virgin Islands

> **Re:    Nomad Foods Limited**
> **Registration Statement on Form F-1**
> **Filed November 24, 2015**
> **File No. 333-208181**

Dear Mr. Descheemacker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Shareholders, page 99</u>

1.    We note that for certain selling shareholders that are other than natural persons, you have provided the person or persons who have voting or investment control over your securities. However, for other selling shareholders you have not identified such natural persons. Accordingly, for each entity, please revise to disclose the natural person(s) who has voting or investment control over the securities they own. Refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Exhibits</u>

2.    Please file the opinion of counsel as soon as practicable. Please allow time for our review once it is filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources